Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Group Secretariat

03032891

03 OCT 28 AM 7:21

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

SUPPL

15th October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Mr Sydney S W Leong is a Director, of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, resulting from the scrip election in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Consideration Per Unit (US$)
Sydney S W Leong	Scrip Dividend of JMH	15/10/2003	+5,795	7.02

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

10/29

Full Text Announcement

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	11:16 15 Oct 2003
Number	9232Q

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Disclosure of interests in shares or debentures and notifications of dealings under the listing rules of the UK Listing Authority.

1. Name of Company.

Mandarin Oriental International Limited ("MOIL")

2. Name of Director.

Sydney S W Leong

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of connected person – see 5 below

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

HSBC Bank International Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

Sywest Investment Limited

6. Please state the nature of the transaction.

Acquisition of shares in Jardine Matheson Holdings Limited ("JMH") pursuant to JMH's scrip dividend scheme. MOIL is a subsidiary of JMH.

7. Number of shares/amount of stock acquired.

5,795 shares in JMH

8. Percentage of issued class.

0.00092% of the issued share capital of JMH

9. Number of shares/amount of stock disposed.

Nil

10. Percentage of issued class.

N/A

11. Class of security.

03 OCT 28 AM 7:21

Ordinary shares of US$0.25 each

12. Price per share.

US$7.02

13. Date of transaction.

15th October 2003

14. Date company informed.

15th October 2003

15. Total holding following this notification.

528,859 shares in JMH

16. Total percentage holding of issued class following this notification.

0.084% of the issued share capital of JMH

17. Total number of shares or debentures over which options held following this notification.

Nil

18. Additional information.

None

19. Name of contact and telephone number for queries.

Carmen Tam on 852 2843 8270

20. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

15th October 2003

www.mandarinoriental.com

END

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